SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of December, 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                        CHRISTMAS COMES EARLY FOR LUTON!
                     50,000 SEATS FOR FREE!* - ALL ROUTES!

Ryanair, Europe's No. 1 low fares airline, today (Wednesday, 8th December 2004) gave the people of Luton an early Christmas present, when it announced an incredible 50,000 FREE* SEATS ON ALL ROUTES FROM LUTON. Ryanair already operates 3 daily international routes to Dinard (France), Dublin (Ireland) and Milan (Italy) and will start 9 additional new daily routes from January 2005 to:

Barcelona Girona (Spain)   Barcelona Reus (Spain)   Esbjerg (Denmark)

Murcia (Spain)             Nimes (France)           Rome (Italy)

Stockholm (Sweden)         Venice (Italy)           Shannon**(Ireland)

Speaking in Luton today, Ryanair's CEO, Michael O'Leary, said:

        "Christmas has come early for consumers using London Luton airport. Not only do these passengers now have a real low fares airline, offering prices that are half the cost of Easyjet, and delivering unbeatable punctuality - but now we're offering an amazing 50,000 seats for FREE* (* excluding taxes)! It's a Ryanair pre-Christmas bonanza!

        "Our expansion to 12 low fare routes to Europe from Luton with 4 brand new Boeing aircraft is great news for Bedfordshire consumers, who will no longer be forced to suffer Easyjets high fares and long delays - Ryanair has beaten Easyjet's weekly punctuality record for MORE than 2 years!

        "So get your skates on this Christmas and grab a FREE* flight with Ryanair! As our seat sales are incredibly popular and we would urge consumers to book immediately at WWW.RYANAIR.COM".

                                         RYANAIR           EASYJET

PUNCTUALITY 2002 (I)                        83%               79%

PUNCTUALITY 2003 (II)                       81%               68%

PUNCTUALITY 2004 (III)                      92%               81%

AVERAGE FARE (IV)                        EUR40             EUR62

(Source: (I) from September 2002 / (II) and (III) Official CAA Stats for 2003 to Nov 2004

- (IV) Annual Published Accounts)

* Passengers only pay taxes and charges

** Starts in May 2005

Ends.                          Wednesday, 8th December 2004

For reference:

Paul Fitzsimmons - Ryanair     Pauline McAlester - Murray Consultants

Tel: 00 353 1 8121228          Tel: 00 353 1 4980300

FROM LUTON:

                      START DATE       FREQUENCY        FARE* OFFER

DINARD                OPERATING        2 X DAILY            GBP0

DUBLIN                OPERATING        4 X DAILY            GBP0

MILAN                 OPERATING        5 X DAILY            GBP0

MURCIA                12 JAN '05       1 X DAILY            GBP0

ROME                  12 JAN '05       1 X DAILY            GBP0

BARCELONA (GIRONA)    19 JAN '05       1 X DAILY            GBP0

BARCELONA (REUS)      19 JAN '05       1 X DAILY            GBP0

ESBJERG               19 JAN '05       1 X DAILY            GBP0

NIMES                 19 JAN '05       1 X DAILY            GBP0

STOCKHOLM             19 JAN '05       1 X DAILY            GBP0

VENICE                19 JAN '05       1 X DAILY            GBP0

SHANNON               3 MAY '05        1 X DAILY            GBP0



(* excludes taxes and charges)

50,000 SEATS FOR FREE - (excludes taxes and charges)

Booking       Wednesday, 8th Dec. - Midnight Monday, 13th Dec.2004 - Web
period:       Only

Travel        06 Jan - 28 Feb - Dublin/Dinard/Milan
period:
              12 Jan - 28 Feb - Rome/Murcia

              19 Jan - 28 Feb - Barcelona (Girona) / Barcelona (Reus) / Esbjerg/Nimes/Stockholm/Venice

              03 May - 26 May - Shannon

Applicable    Monday - Thursday & Saturday
days:

Subject to availability terms and conditions apply. See WWW.RYANAIR.COM for details.


 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  8 December, 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director